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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

The Brink's Company

(Name of Issuer)

Common Stock, par value $1 per share

(Title of Class of Securities)

109696104

(CUSIP Number)

Jerome J. Lande
MMI Investments, L.P.
1370 Avenue of the Americas
New York, New York 10019
(212) 586-4333

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

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July 11, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No. 109696104
1.	NAMES OF REPORTING PERSONS...........................MMI Investments, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141810589
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	4,008,000
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	4,008,000
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,008,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.3%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	PN

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CUSIP No. 109696104
1.	NAMES OF REPORTING PERSONS......................MCM Capital Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141814578
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	4,008,000
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	4,008,000
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,008,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.3%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO

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ITEM 1. SECURITY AND ISSUES

                This Amendment No. 6 on Schedule 13D (this “Statement”) relates to the Common Stock, Par Value $1 Per Share (the “Common Stock”), of The Brink's Company, a Virginia corporation (the “Issuer”), the principal executive offices of which are located at 1801 Bayberry Court, Richmond, Virginia 23226-8100. This Amendment No. 6 amends and restates in full each of the items set forth below. Terms not defined in this Amendment No. 6 shall have the respective meanings given to such terms in the Schedule 13D as originally deemed filed on February 6, 2004 ("Original 13D").

ITEM 4. PURPOSE OF TRANSACTION

                 MMI Investments purchased the Shares as part of its investment activities. The Reporting Persons intend to review and evaluate the investment by MMI Investments in the Common Stock of the Issuer on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Issuer, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of MMI Investments’ holdings of Common Stock. As a part of such review and evaluation, the Reporting Persons may communicate with the Issuer’s management, directors and other shareholders, including as described below.

                 On April 20, 2005, MMI Investments submitted to the Issuer's Board of Directors a letter and attachment, filed as Exhibit 2, hereto, discussing MMI's views concerning the desirability of the Issuer exiting BAX.

                 On December 15, 2006, MMI Investments submitted to the Issuer's Board of Directors the presentation, with attachments, filed as Exhibit 3 hereto concerning a then-intended stockholder value proposal by an unaffiliated stockholder of the Issuer. A copy of the cover letter used to transmit a copy of such presentation to the Board of Directors of the Issuer is filed as Exhibit 4 hereto.

                 On March 30, 2007, MMI Investments submitted to the Issuer's Board of Directors the presentation, with attachments, filed as Exhibit 5 hereto recommending that the Issuer consider a spin-off of one of its two business segments for the reasons described in such presentation. A copy of the letter, with related enclosure, used to transmit a copy of such presentation to the Board of Directors of the Issuer is filed as Exhibit 6 hereto.

                 On July 11, 2007, MMI Investments submitted to the Issuer’s Board of Directors the letter, with attachments, filed as Exhibit 7 hereto presenting MMI's views concerning the potential desirability of a spin-off of one of its two business segments.

                 Other than as described in this Item 4, neither Reporting Person, nor, to the knowledge of each Reporting Person, any individuals listed on Schedule I, has any current plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons reserve the right to develop such plans or proposals.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a)-(b)    Based on 48,498,658 shares of Common Stock outstanding as of May 1, 2007, as reported in the Issuer’s Form 10-Q filed on May 3, 2007 (which reflects issuances of Common Stock by the Issuer subsequent to the filing of Amendment No. 5 to the Original 13D), the Shares owned by MMI Investments represent approximately 8.3% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement. However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares.

                 Except for the Shares owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I, owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.

    (c)        There have been no transactions with respect to the Common Stock during the past 60 days by MMI Investments, MCM, or, to either Reporting Person’s knowledge, any of the persons listed on Schedule I.

    (d)        No person other than MMI Investments is known to either Reporting Person to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the Shares referred to in Item 5(a) above.

    (e)        Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

    See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

        Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: July 12, 2007

MMI INVESTMENTS, L.P.

By: MCM Capital Management, LLC
       General Partner

By: /s/ JEROME J. LANDE
       Jerome J. Lande
       Executive Vice President

MCM CAPITAL MANAGEMENT, LLC

By: /s/ JEROME J. LANDE
       Jerome J. Lande
Executive Vice President

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SCHEDULE I

MCM Capital Management, LLC ("MCM")
Voting Members and Executive Officers

Name and Business Address	Position and Principal Occupation
John S. Dyson 1370 Avenue of the Americas New York, New York 10019	Voting Member and Chairman of MCM; Voting Member and Chairman of Millcap Advisors, LLC ("Millcap"), a Delaware limited liability company 1370 Avenue of the Americas, New York, New York 10019
Clay B. Lifflander 1370 Avenue of the Americas New York, New York 10019	Voting Member and President of MCM; Voting Member and President of Millcap

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EXHIBIT INDEX

Number	Description
1.	Joint Filing Agreement dated as of February 6, 2004, by and between MMI Investments and MCM (incorporated by reference to Exhibit 1 to Amendment No. 1 to the Schedule 13D filed on April 20, 2005).
2.
Letter and attachment, dated April 20, 2005, from MMI Investments to the Board of Directors of The Brink's Company (incorporated by reference to Exhibit 2 to Amendment No. 1 to the Schedule 13D filed on April 20, 2005).
3.
Presentation and related attachments, dated December 15, 2006, of MMI Investments regarding its intended vote with respect to the Stockholder Value Proposal and the reasons therefor (incorporated by reference to Exhibit 3 to Amendment No. 4 to the Schedule 13D filed on December 18, 2006).
4.
Cover letter, dated December 15, 2006, from MMI Investments to the Board of Directors of The Brink's Company (incorporated by reference to Exhibit 4 to Amendment No. 4 to the Schedule 13D filed on December 18, 2006).
5.
Presentation and related attachments, dated March 30, 2007, of MMI Investments regarding consideration of a spin-off transaction (incorporated by reference to Exhibit 5 to Amendment No. 5 to the Schedule 13D filed on April 2, 2007).
6.
Letter, dated March 30, 2007, from MMI Investments to the Board of Directors of the Brink's Company and related enclosure (incorporated by reference to Exhibit 6 to Amendment No. 5 to the Schedule 13D filed on April 2, 2007).
7.	Letter, dated July 11, 2007, from MMI Investments to the Board of Directors of The Brink’s Company and related attachments.

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Exhibit 7

[MMI Investments, L.P. Letterhead]

July 11, 2007

The Board of Directors

c/o Mr. Michael T. Dan

Chairman, Chief Executive Officer and President

The Brink’s Company

1801 Bayberry Court

Richmond, Virginia 23226-8100

Dear Members of the Board,

Last week BCO’s largest competitor in security monitoring, Tyco, completed its long awaited spin-offs; in turn transforming itself into a virtual pureplay in security monitoring (with nearly 60% of its EBITDA derived from ADT and no more than 13% in any other business). The new Tyco currently trades at 10.2x calendar 2007 EBITDA (versus BCO at 6.6x). The Tyco spin follows the successful example of BCO’s largest European competitor, Securitas, which spun-off its own security monitoring business, Securitas Direct, late last year. Securitas Direct currently trades at 9.7x 2007 EBITDA. Since the Securitas Direct spin-off there have also been two major strategic acquisitions in the security monitoring space (HSM Electronic and IASG) and one in cash-in-transit (ATI), all at robust valuations.

In contrast to this high level of strategic activity in its industries, BCO has taken no action despite repeated demands from stockholders. More than six months have passed since MMI presented the Board with its review of BCO’s strategic alternatives to enhance stockholder value, and more than three months have passed since MMI refined that review to recommend a tax-free split-up of BCO as the best option. Our concerns now extend beyond maximizing BCO’s value – we fear that the public markets are passing BCO by, to the potential detriment of all its stakeholders.

For the Board’s benefit, we have enclosed herein updated analysis of a split-up of BCO’s two subsidiaries, which includes an expanded comparable public company universe at more robust multiples than in our March 30, 2007 presentation. We continue to believe that the aggregate value of achieving the business purposes of a tax-free split-up would be worth more than $79 per BCO share (an increase of 26% or more from today’s closing stock price), but also note that this updated analysis suggests our expectations may be unduly conservative. As always, we are at your disposal to discuss the enclosed analysis.

Sincerely,

/s/ CLAY LIFFLANDER

Clay Lifflander

Enclosure

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Potential Spin-Off Value Assuming Trading Comp Multiples

($ in millions, except per share data)
	Brink's Inc. (a)		BHS (b)		TOTAL
	2007	2008	2007	2008	2007	2008

Spin-Off Valuation
Adjusted EBITDA (c)	$254.9	$287.2	$175.7	$191.6	$430.6	$478.8

Mean Comp Multiples (d)	9.6x	8.5x	9.6x	8.3x	9.6x	8.4x

Implied Enterprise Value	$2,447.0	$2,441.2	$1,686.8	$1,590.0	$4,133.8	$4,031.1

Net Debt (e)	4.8	4.8	-	-	4.8	4.8

Shares (f)	46.9	46.9	46.9	46.9	46.9	46.9

Equity Value per Share	$52.07	$51.95	$35.97	$33.90	$88.04	$85.85

Notes
(a) Assumes that Brinks Inc. retains all legacy costs, minority interest and net debt.
(b) Assumes that BHS is spun-out tax-free to shareholders.
(c) Segment EBITDA estimates represent the average of Lehman Brothers, FBR Capital Markets,
Sidoti & Company, Jefferies & Company and Gabelli & Company estimates. Assumes that each entity retains two-thirds of the projected BCO corporate expense (33% increase in total projected corporate expense).
(d) See the Selected BCO Publicly Traded Comparables on the following page. None of the selected companies is identical to The Brinks Company or any of its business segments. Accordingly, any analysis of the selected publicly traded companies necessarily involves complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the analysis of trading multiples of the selected publicly traded companies.
(e) Represents The Brink's Company's total debt less cash as of March 31, 2007.
(f) Represents diluted shares outstanding excluding 2.0 million treasury shares held by The Brink's
Company Employee Benefits Trust.

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Selected BCO Publicly Traded Comparables

(US$ in millions, except per share data)
		Enterprise Value /		Enterprise Value /
	Enterprise	Revenue (b)		EBITDA (b)
Company	Value (a)	LTM	CY07E	LTM	CY07E	CY08E

Security Services
Securitas	$7,447	0.9x	0.8x	9.8x	9.7x	8.8x
Garda (c)	1,281	1.0x	1.0x	10.9x	10.1x	8.5x
Group 4 Securicor	6,858	0.8x	0.7x	9.3x	8.6x	7.9x
Prosegur	2,695	1.2x	1.1x	10.7x	9.8x	8.8x
	Median	0.9x	0.9x	10.2x	9.7x	8.6x
	Mean	1.0x	0.9x	10.1x	9.6x	8.5x
Monitoring
SECOM	10,543	2.1x	2.1x	9.2x	8.8x	8.3x
Tyco International	28,541	1.5x	1.4x	10.8x	10.2x	8.6x
Securitas Direct	1,102	2.1x	1.9x	11.7x	9.7x	8.0x
Protection One (d)	886	2.4x	NA	8.4x	NA	NA
	Median	2.1x	1.9x	10.0x	9.7x	8.3x
	Mean	2.0x	1.8x	10.0x	9.6x	8.3x

All Security Comps	Median	1.3x	1.1x	10.2x	9.7x	8.5x
	Mean	1.5x	1.3x	10.1x	9.6x	8.4x

BCO (e)	$2,944	1.0x	0.9x	7.4x	6.6x	6.0x

BCO Implied Price Based on Median		$80.71	$74.52	$87.02	$92.04	$89.30
BCO Implied Price Based on Mean		90.27	86.06	85.85	90.60	88.50

Notes
(a) Based on closing prices as of July 11, 2007.
(b) Revenue and EBITDA estimates are from Reuters or Bloomberg where available, otherwise from various Wall Street research reports.
(c) Pro-forma for the ATI Systems International acquisition.
(d) Pro-forma for the Integrated Alarm Services Group acquisition.
(e) BCO revenue and EBITDA estimates represent the average of Lehman Brothers, FBR Capital
Markets, Sidoti & Company, Jefferies & Company and Gabelli & Company estimates.

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* * * *

The foregoing analysis supplements our March 30, 2007 Presentation and was prepared by MMI solely for the purpose of explaining MMI’s position with respect to a possible spin-off of a Brink’s Company business segment. It may not be relied upon by any other person or used for any other purpose. In our analyses of Brink’s in this material, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was available to us from public sources. We have not made any independent evaluation or appraisal of the assets, liabilities or solvency of Brink’s. This analysis reflects our best current judgment and reflects assumptions we believe to be reasonable. However, it does not comprehensively state those assumptions, nor does it state the risks and uncertainties to which our analyses are subject. This analysis does not purport to address all potential alternatives, the relative merits of different alternatives or all risks, uncertainties or assumptions associated therewith. The forward-looking information and analyses included in this material are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable. We believe that our analyses must be considered as a whole. The views expressed herein are necessarily based on economic, market, financial and other conditions as they existed, and on the information publicly available to us, as we prepared this analysis and we undertake no obligation to update or otherwise revise these materials. We make no representation herein as to the price at which The Brink’s Company common stock will trade at any future time. Such trading prices may be affected by a number of factors, including but not limited to changes in prevailing interest rates and other factors which generally influence the price of securities, adverse changes in the current capital markets, and the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of The Brink’s Company or in the industries it participates in. You should refer to our March 30, 2007 Presentation, including pages 2, 3 and 10 thereof, for additional information regarding our analyses of a possible spin-off and associated risks, uncertainties and assumptions.

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